Exhibit 99.5

This announcement does not constitute a public offer for ordinary shares and/or global depository shares in the capital of Zentiva N.V. No offer is or will be extended to the United States, Canada and Japan or to other jurisdictions where such extension would constitute a violation of the laws of that jurisdiction.

European Commission Clears Acquisition

of Zentiva NV by sanofi-aventis

- Offer of CZK 1150 in Cash per Share Represents a 25.5% Premium

to April 30, 2008 Closing Share Price and Has Been Recommended

by Zentiva Board of Directors -

- Zentiva Shareholders Have Until February 20, 2009 To Tender Shares -

Paris, France – February 4, 2009 - Sanofi-aventis announced today that the European Commission has granted competition law clearance to the proposed acquisition of Zentiva NV (Zentiva) by sanofi-aventis Europe.

Sanofi-aventis welcomes this decision, which will allow the Offer to proceed. The offer expiration date is maintained at February 20, 2009.

The Offer remains subject to a minimum tender condition of 10,339,203 shares, which is designed to ensure that after the Offer sanofi-aventis Europe would hold more than half of Zentiva’s fully diluted share capital and voting rights.

If the Offer is successful, sanofi-aventis Europe intends to terminate Zentiva’s listings on the London and Prague Stock Exchanges as soon as possible. Furthermore, subject to the necessary threshold being reached, sanofi-aventis Europe expects to initiate the statutory squeeze-out procedure contemplated by the Dutch Civil Code in order to acquire all shares held by minority shareholders.

Sanofi-aventis is committed to the expansion of its presence into emerging markets that are characterised by high growth, low and medium disposable income and affordable pharmaceutical products. Sanofi-aventis believes that Zentiva will constitute an exceptional opportunity to accelerate this strategy and intends that Zentiva becomes a platform for further growth in the Central and Eastern European (CEE) markets.

In connection with the European Commission competition law clearance, sanofi-aventis has agreed to divest products from both groups in a limited number of CEE markets. The divested products collectively generate annual sales of approximately €18 million in 2007, an amount which is less than 3% of Zentiva’s consolidated sales for that year.

Sanofi-aventis Europe has made certain commitments to Zentiva with respect to the treatment of Zentiva employees. The parties intend for Mr Jiri Michal to continue as CEO and executive director of Zentiva following the closing of the Offer.

More About the Offer

The minimum tender condition requires that at least 10,339,203 shares (including shares held in the form of GDSs) be validly tendered into the offer and not withdrawn on the Announcement Date, so that upon closing of the Offer sanofi-aventis Europe would hold directly or indirectly over 50.0% of Zentiva’s fully diluted share capital and voting rights as calculated by aggregating (i) the 9.5 million Zentiva shares already held directly or indirectly by sanofi-aventis Europe prior to the Offer with (ii) the Zentiva shares (including shares held in the form of GDSs) which will be validly tendered in the Offer.

Sanofi-aventis Europe has received an irrevocable and unconditional undertaking from Mr Jiri Michal to tender his Zentiva shares, representing approximately 3.4 per cent. of Zentiva’s share capital and voting rights on an undiluted basis, into the Offer. Other members of Zentiva’s management have undertaken to tender their Zentiva shares representing in the aggregate an additional approximately 2.3 per cent. of Zentiva’s share capital and voting rights on an undiluted basis.

If minimum tender condition is not met, the Offer will not close and tendering shareholders will retain ownership of their securities with no entitlement to the offer price of CZK 1150 per share.

Shareholders are reminded that for shares and GDS to be validly tendered into the offer by the expiration date, it is generally necessary for shareholder orders to be placed by an earlier cut off date determined by their broker or other financial intermediary. Shareholders are therefore strongly advised to contact the financial intermediary with whom their securities are deposited without delay, and inform themselves of the cut off date applicable to their account.

Full details of the Offer’s terms and conditions are set out in the Offer Memorandum dated July 11, 2008 as amended on September 19, 2008, October 1, 2008 and November 28, 2008 by successive advertisements. The Offer Memorandum can be found on a dedicated page of the website www.sanofi-aventis.com. This announcement contains selected, condensed information regarding the Offer and does not replace the Offer Memorandum.

In case of questions regarding tendering shares:

WOOD & Company Financial Services, a.s.

Palladium

Náměstí Republiky 1079/1a

110 00 Praha 1

Czech Republic

Tel.:	+420 222 096 111
Fax.:	+420 222 096 222

Settlement:

Contact:

Jana Svobodová

E-mail: jana.svobodova@wood.cz

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

About Zentiva N.V.

Zentiva N.V. is an international pharmaceutical company focused on developing, manufacturing and marketing modern generic pharmaceutical products. The Company has leading positions in the pharmaceutical markets in the Czech Republic, Slovakia, Romania, and Turkey and is growing rapidly in Poland, Russia, Bulgaria, Hungary, the Ukraine and the Baltic States.

Forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although Sanofi-Aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by Sanofi-Aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi-Aventis’s annual report on Form 20-F for the year ended 31 December 2007. Other than as required by applicable law, Sanofi-Aventis does not undertake any obligation to update or revise any forward-looking information or statements.